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SEC FILE NUMBER
8-66998

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Commonwealth Australia Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue 30th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brett Smith (212) 848-9220
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Commonwealth Australia Securities, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Brett Smith, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Commonwealth Australia Securities, LLC for the year ended June 30, 2021, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO USA

Title

Subscribed and sworn to before me

Katie Roots
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01R06338476
Qualified in New York County
Commission Expires March 14, 2024

Commonwealth Australia Securities, LLC

(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2021

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)
Index
June 30, 2021

Report of Independent Registered Public Accounting Firm

To the Member and Management of Commonwealth Australia Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Commonwealth Australia Securities, LLC (the "Company") as of June 30, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 25, 2021

We have served as the Company's auditor since 2008.

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
June 30, 2021

Assets		
Cash and cash equivalents	$	22,933,101
Receivables from customers		3,080,603
Due from affiliates		1,777,149
Accounts receivable		90,000
Interest receivable		1,404
Other assets		26,920
Total assets		27,909,177
Liabilities and Member's Equity		
Liabilities:		
Payable to brokers and dealers		3,080,603
Accrued expenses and other liabilities		230,089
Total liabilities		3,310,692
Commitments and contingencies - Note 6		
Member's equity		24,598,485
Total liabilities and member's equity	$	27,909,177

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Commonwealth Australia Securities, LLC (the "Company" or "CAS LLC"), is a Delaware Limited Liability Company whose sole member is the Commonwealth Bank of Australia (the "Member").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company brokers or arranges the sale of fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. These estimates and assumptions are based on judgement and available information. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents includes an unrestricted time deposit of $10,000,000 with an affiliated entity, Commonwealth Bank of Australia. The term is for three months which ends August 24, 2021 and earns interest at 0.133% per annum. The carrying value of the time deposit approximates fair value due to its short-term nature and negligible credit risk and is classified as Level 1 within the estimated fair value hierarchy. This amount represents a concentration and is not an allowable asset for net capital purposes. The remaining cash is held at one major financial institution and therefore is subject to the credit risk at this financial institution. Management does not consider the Company to be at any significant risk with respect to its cash.

Income Taxes

As a single member limited liability company, the Company is treated as a division of the Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member.

The Company adopted ASU 2019-12 on July 1, 2020 using the retrospective method of adoption. Such standard gives the Company the option to reflect any related tax provision and related liability at the Member level for disregarded entities. As a result of the Company's adoption of ASU 2019-12, the Company does not reflect such tax liability in this financial statement. Further, the Company reflects a receivable from the Member under the Due from affiliates financial statement line item for the previously monthly settled planned tax provision for fiscal year 2021. At June 30, 2021, this receivable was $1,486,568. The adoption of this ASU did not have any other material impact to the

Company's financial condition, changes in member's equity, results of operations, or cash flows.

3. Recent Accounting Developments

In December 2019, the Financial Accounting Standards Board (FASB) issued ASU No. 2019-12, *Simplifying the Accounting for Income Taxes*, which amended Accounting Standards Codification (ASC) Topic 740: *Accounting for Income Taxes*. The core intent of this update was to identify areas of income tax accounting that were particularly costly or complex to implement, and simplify them in such a way that reduces complexity while preserving the usefulness of the information to financial statement users. The update accomplished this through the removal of certain exceptions to the accounting standard and the clarification of existing guidance on this topic. This ASU is effective for public entities with reporting periods beginning on or after December 15, 2020; however, early adoption is permissible. The Company has elected to early adopt this ASU for fiscal year 2021.

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial instruments that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for financial instruments held at the reporting date are based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount, and credit losses. The adoption of this ASU generally results in earlier recognition of credit losses.

The Company adopted this ASU on July 1, 2020 using the modified retrospective method of adoption. This ASU affects trade receivables and other financial instruments that have the contractual right to receive cash such as unsettled transactions reported as Receivables from Customers, Brokers, and Dealers (if any); fees receivable reported as Accounts Receivable; and receivables from the Member reported as Due from Affiliates within the Statement of Financial Condition. The adoption of this ASU did not have a material impact to the Company's financial condition, results of operations, or cash flows.

The Company continually monitors collections and payments from its counterparties and maintains an allowance for doubtful accounts. The allowance is based on an estimate of the amount of potential credit losses in existing receivables. The Company determines this allowance based on a review of aging schedules and past due balances, and considers the short-term nature of credit exposure, counterparty credit quality, historical experience, and current counterparty and economic conditions. There was no allowance recorded as of June 30, 2021.

4. Related Party Transactions

The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. Occasionally the transactions with others do not settle on the designated settlement date resulting in amounts receivable from or payable to customers, brokers and dealers, including the Member. At June 30, 2021, there were two unsettled transactions, all of which settled by July 5, 2021. These are reported as Receivables from customers and Payables to brokers and dealers on the Statement of Financial Condition. The Company also earns fees on fixed income transactions based on allocation by the Member. As of June 30, 2021, \$164,920 was receivable from the Member for primary fixed income transactions and \$116,902 was receivable from the Member for secondary fixed income transactions.

The Member provides certain operating and administrative services to the Company. Such services include payroll and facility charges. The Company has employees who also perform duties for other Commonwealth Bank of Australia subsidiaries in New York. As a consequence, payroll services, occupancy and office technology costs are allocated by the Member as part of the service level agreement. Employees of the Member and its affiliates perform duties for the Company which are encompassed in the service agreement. As of June 30, 2021, \$262,163 was payable to the Member for these costs.

The Company shares revenue earned on private placement transactions with affiliates. No amounts were payable to the Member at June 30, 2021 for such transactions.

The Company shares revenue on advisory services relating to private placement transactions for which the Company is not executing the placement. No amounts were payable to the Member at June 30, 2021 for such revenues.

The Company shares revenue earned on underwriting transactions conducted by affiliates. As of June 30, 2021, \$322,406 was receivable from the Member for such revenues.

The Company has an entered into an Investment Management Agreement with the Member whereby the Company receives a fee for the provision of investment management services to clients of the Member, however, this provision of services ceased during the fiscal year. As such, no fees are receivable from the Member at June 30, 2021.

The Company has an unrestricted time deposit of \$10,000,000 placed with the Member. As of June 30, 2021, \$1,404 was receivable from the Member for related interest.

5. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)) which requires the maintenance of minimum net capital, as defined, equal to the greater of \$250,000 or 6-2/3% of aggregate indebtedness. At June 30, 2021, the Company had net capital of approximately \$12,703,012 which exceeded the required net capital of \$250,000 by approximately \$12,453,012.

6. Commitments and Contingencies

There are no claims currently pending for which indemnification could be sought from the Company and, accordingly, the Company has not recorded any contingent liability in the financial statement.

7. Subsequent Events

The Company has evaluated subsequent events in the preparation of this financial statement. There were no material subsequent events to report through August 25, 2021, the date this financial statement was ready to be issued.